

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2018

Darren R. Jamison
President and Chief Executive Officer
Capstone Turbine Corporation
16640 Stagg Street
Van Nuys, CA 91406

Re: Capstone Turbine Corporation
Registration Statement on Form S-3
Filed June 7, 2018
File No. 333-225503

Dear Mr. Jamison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at 202-551-6947 with any questions.

Division of Corporation Finance
Office of Electronics and Machinery

cc: Jocelyn M. Arel, Esq.